Certificate of Ownership

STATE OF DELAWARE

CERTIFICATE OF OWNERSHIP MERGING AEON HOLDINGS INC. INTO NOVORI INC.
(Pursuant to Section 253 of the General Corporation Law of Delaware)

Novori Inc. (the “Company”), a corporation incorporated on the 26th day of July, 2004, pursuant to the provisions of the General Corporation Law of the State of Delaware;

DOES HEREBY CERTIFY that the Company owns 90% of the issued and outstanding capital stock of Aeon Holdings Inc., a company incorporated on the 22nd day of December, 2008, pursuant to the provisions of the General Corporation Law of the State of Delaware, and that the Company, by a consent resolution of its Board of Directors duly adopted on the 29th day of December, 2008, determined to and did merge into itself said Aeon Holdings Inc, which resolution is in the following words to wit:

WHEREAS:

A.	The Company lawfully owns 90% of the issued and outstanding capital stock of Aeon Holdings Inc. (“Aeon”), a company organized and existing under the laws of the State of Delaware; and

B.
The Company desires to merge into itself Aeon, and to be possessed of all the assets, properties, rights, privileges, powers, franchises, immunities and purposes, and be subject to all the debts, liabilities, obligations, restrictions and duties of Aeon.

C.
It is considered advisable and in the best interests of the Company and its shareholders to enter into the Agreement and Plan of Merger with Novori Inc. dated December 29, 2008 (the “Merger Agreement”); and

D.	Pursuant to the Merger Agreement, the Company shall merge with Aeon and shall continue as a surviving company (the “Merger”).

RESOLVED that:

1.
The Company merge into itself Aeon and assume all of the assets, properties, rights, privileges, powers, franchises, immunities and purposes, and be subject to all the debts, liabilities, obligations, restrictions and duties of Aeon.

2.	The Merger, on the terms and conditions set out in the Merger Agreement, is hereby approved.

3.	The Company be and is authorized to enter into the Merger Agreement.

4.	The director of the Company be and is hereby authorized to execute the Merger Agreement, and to file a copy of the Merger Agreement and Certificate of Ownership with the Delaware Secretary of State

5.	The Company relinquish its corporate name and assume in place thereof the name “Aeon Holdings Inc.”.

6.
Any one director of the Company be and is hereby authorized and directed to make and execute a certificate of ownership setting forth a copy of the resolution to merge Aeon and assume its liabilities and obligations, and the date of adoption thereof, and to file the same in the office of the Secretary of State of Delaware.

7.
Any one director of the Company be and is hereby authorized and directed for and on behalf of the Company to do all acts and things and to prepare, execute and deliver all documentation that he may in his sole discretion determine necessary or desirable to give effect to the foregoing resolutions.

8.	These resolutions may be executed in counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

9.	These resolutions may be executed by fax and said copies will be deemed to be originals for all purposes including filing in the Company’s corporate minute book.

IN WITNESS WHEREOF the Company has caused this certificate to be signed by an authorized officer this 29th day of December, 2008.

NOVORI INC.

By:       /s/ Mark Neild
            Mark Neild
Chief Financial Officer